

Independent Auditor's Report

To the Manager of

NBS Fund 2 LLC

Opinion

We have audited the accompanying financial statements of **NBS Fund 2 LLC** (the "Company"), which comprise the balance sheet as of May 31, 2025, and the related statements of operations, changes in member's deficit, and cash flow for the period from May 21, 2025 (inception) to May 31, 2025 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2025, and the related statements of operations, changes in member's deficit, and cash flow for the period from May 21, 2025 (inception) to May 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ASSURANCE DIMENSIONS

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include a shareholders' deficit and zero revenue. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

June 23, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Financial Statements and Report of
Independent Certified Public Accountants

NBS Fund 2 LLC

May 31, 2025

NBS Fund 2 LLC

Table of Contents

NBS Fund 2 LLC
Balance Sheet
As of May 31, 2025


ASSETS


Current Assets		
Cash	$	-
Total Current Assets		-
TOTAL ASSETS	$	-


LIABILITIES AND MEMBER'S DEFICIT


Current Liabilities		
Startup Payable (NBS Capital LLC)	$	98,125
Total Current Liabilities		98,125
TOTAL LIABILITIES		98,125
Member's Deficit		
Member's Deficit		(98,125)
TOTAL MEMBER'S DEFICIT		(98,125)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	-

NBS Fund 2 LLC
Statement of Operations
For the period from May 21, 2025 to May 31, 2025

REVENUE
    Total revenue $ -

EXPENSES
    Total operating expenses

Legal Expense	69,125	
Capital Setup Expense	2,000	
Consulting Expense	15,000	
Tech Development	12,000	
LOSS FROM OPERATIONS		98,125

OTHER INCOME (EXPENSES)   -

NET INCOME (LOSS) $ (98,125)

NBS Fund 2 LLC
Statement of Cash Flows
For the period from May 21, 2025 to May 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Income (Loss)	$	(98,125)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash provided by operating activities		(98,125)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash (used in) investing activities		-

CASH FLOWS FROM FINANCING ACTIVITIES

Startup Payable (NBS Capital LLC)		98,125
Net cash provided by financing activities		98,125
NET INCREASE IN CASH		-
Cash at beginning of year		-
Cash at end of year	$	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-

NBS Fund 2 LLC
Statement of Member's Deficit
For the period from May 21, 2025 to May 31, 2025

	Total Members' Deficit
May 21, 2025	$ -
Contribution from Member	-
Net income (loss)	(98,125)
May 31, 2025	$ (98,125)

Note A – Nature of Business and Organization

Nature of Operations

NBS Fund 2 LLC was organized as a Wyoming Limited Liability Company to purchase, manage, and sell investment Real Estate.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the cash basis of accounting.

Financial Instruments

The Company's financial instruments consist primarily of cash and investments. The carrying value of the financial instruments are considered to be representative of their respective fair value.

Revenue Recognition

The Company recognizes revenue when cash is received. No revenue was recorded for the period from inception to May 31, 2025.

Income Taxes

NBS Fund 2 LLC with the consent of its members, has elected to be taxed as a partnership. In lieu of income taxes, the members of partnerships are taxed on their proportionate share of the Company's taxable income, Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Recently Issued Accounting Standards

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

In November 2023, the FASB issued Accounting Standards Update 2023-07, "Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures." The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit and loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASC 2023-07 for the annual period ending May 31, 2025.

Note B – Significant Accounting Policies (continued)

The Company's Chief Executive Officer services as the CODM and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Consumer Goods. The Company's operations include marketing, professional fees as well as procurement expenses, all of which are managed centrally. The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect which creates substantial doubt related to going concern. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Related Party Payable

During the period from inception to May 31, 2025, the Company obtained approximately $98,000 from a related party to fund the Company's working capital needs. The payables are due on demand and don't have a stated interest rate the balance due was approximately $98,000 as of May 31, 2025.

Additionally, another related party owned by the CEO, funded early development in the amount of $15,000 for private networking communities for deal flow, entity formations, banking, legal selection and engaged other consultants as the Company considered onshore and offshore solutions. The balance is included in consulting fees on the accompanying statement of operations for the period from inception to May 31, 2025.

Note E – Member's Deficit

Contributions

In accordance with NBS Fund 2 LLC, if the Manager of the Company determines that additional funds are required by the Company to meet the Company's operating expenses, the members of the Company have the right, but not the obligation to contribute the additional funds. The additional funds may be provided in the form of member loans, additional capital contributions, or a combination of both to the Company; as determined by the Manager in their sole and absolute discretion.

As of May 31, 2025, NBS Fund 2 LLC received a total of $0 in member contributions and had zero units issued.

Voting Rights

The members of the LLC have voting rights in proportion to their ownership of the membership interest, as outlined in the Operating Agreement..

Profit and Loss Allocation

Allocations of net profits and losses, as determined for each taxable year of the Company, shall be allocated among the members pro rata in proportion to their ownership of the membership interest, as outlined in the Operating Agreement.

Distributions

Distributable cash from operations, as defined in the Operating Agreement, shall be determined at such times and in such amounts by the Managing Member. Members shall receive distributions at the same time without preference or priority of any single member, and distributed to the members after certain priority payments have been made, as outlined in the Operating Agreement.

Note F - Subsequent Events

Management has evaluated subsequent events through June 19, 2025, the date the financial statements were available to be issued.